Exhibit 99.3

MEDIA RELEASE

HARMONY LOSES EIGHT LEGAL ACTIONS
RELATING TO IAMGOLD VOTE ON 7 DECEMBER
2004 – ONE PENDING

Johannesburg, 1 December 2004: The dismissal today, with costs, of Harmony Gold Mining Company’s application to the Constitutional Court of South Africa brings to eight the number of legal actions lost by Harmony over the past week. All of these relate to the vote by Gold Fields shareholders on the IAMGold transaction on 7 December 2004.

1) The Competition Appeal Court (“CAC”) on Friday, 26 November, ruled that, while Harmony may proceed to acquire the shares tendered to it in the Early Settlement Offer, it may not exercise any rights associated with those shares until such time as it has sought and obtained approval for its offers from the competition authorities. This includes the voting of those shares at the Gold Fields EGM on 7 December where shareholders will be required to vote on the IAMGold transaction.

The CAC effectively found that the first stage of Harmony’s two-stage offer (the Early Settlement Offer) is in fact a “notifiable merger”. A “notifiable merger” may not be implemented pending approval of the competition authorities.

2) On Monday, 29 November, the Securities Regulation Panel (“SRP”) reinforced the ruling of the CAC, referred to above, by finding that the Harmony offer is a single transaction and accordingly an “affected transaction” and that the SRP has jurisdiction over the Early Settlement Offer.

3) Harmony on Monday, 29 November, approached the Supreme Court Of Appeal (“SCA”), requesting urgent enrolment of an appeal against the order of the CAC handed down on Friday the 26th. The Judge President heard their request for urgent enrolment in Chambers and, after hearing submissions from Gold Fields’ representatives, refused to enroll the appeal on an urgent basis.

Harmony further applied directly to the CAC with an urgent application for 4) leave to appeal the CAC order of the 26th and 5) an order suspending operation of the interdict, pending finalization of its appeal. As the SCA had refused to enroll the intended appeal on the urgent basis sought, the CAC similarly refused to enroll the application for an urgent hearing.

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan,
T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fa +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fa +1 303 796-8293

6) In addition Harmony has brought an urgent application in the Constitutional Court for an order that the CAC order of the 26th is appealable to the SCA. This application was today dismissed with costs.

Harmony on Tuesday lodged an application in the United States District Court in the Southern District of New York against the Bank of New York (“BoNY”). In that application Harmony sought 7) a temporary restraining order and 8) a preliminary injunction to prevent the BoNY from issuing Gold Fields with a discretionary proxy, covering American Depository Shares for which no voting instructions had been received by BoNY, to be voted at the Gold Fields EGM on 7 December. The Court denied both forms of relief sought by Harmony.

9) In a related but separate action, brought in the High Court of South Africa, Harmony seeks to interdict Gold Fields from voting the above ADS’ at the Gold Fields EGM on 7 December. This application is expected to be heard later in the week.

In a further development, Harmony overnight issued a press release in which they asserted that they can vote the shares that they acquired in the Early Settlement Offer by virtue of the fact that they have lodged an application for leave to appeal to the CAC.

Gold Fields has been advised that this statement is incorrect. The order of the CAC stands and is in full force and effect. In terms thereof Harmony is not permitted to vote the shares acquired until its bid for Gold Fields has been considered and approved by the competition authorities.

Ian Cockerill, Chief Executive of Gold Fields said:

“The legal principles have been clearly established. Harmony’s two-stage offer structure did not escape regulation and should be treated as a single, composite offer. Harmony’s attempt to stop the BoNY from providing Gold Fields with a discretionary proxy has been denied by the US Courts”.

“Harmony should drop its desperate lawsuits, drop its hostile offer and face the realities of the situation:

•	Gold Fields’ shareholders have overwhelmingly rejected Harmony’s hostile low-ball offer;

•	Gold Fields shareholders are set to approve the creation of Gold Fields International;

•	Harmony continues to burn cash, has made losses for the last five consecutive quarters and now faces labour unrest as a result of CONOPS”.

“Harmony should withdraw its hostile offer and end the value destruction which it initiated with this ill-conceived bid for Gold Fields,” Cockerill added.

ends

For more information please visit http://www.goldfields.co.za

In the United States, Gold Fields Limited (“Gold Fields”) will file a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.